UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42407

Wing Yip Food Holdings Group Limited

No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City

Guangdong, China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

As previously disclosed on November 27, 2024, Wing Yip Food Holdings Group Limited (the “Company”) (Nasdaq: WYHG) consummated its initial public offering (the “IPO”) of 2,050,000 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. Each ADS represents one ordinary share of the Company. In connection with the IPO, the Company had also granted the underwriters a 45-day option to purchase up to an additional 307,500 ADSs at the IPO price US$4.00 per ADS (the “Over-Allotment ADSs”) to cover over-allotments (the “Over-Allotment Option”).

On January 8, 2025, the underwriters exercised the Over-Allotment Option in full to purchase the additional 307,500 ADSs. The closing for the sale of the Over-Allotment ADSs took place on January 14, 2025, resulting in additional gross proceeds of $1,230,000, before underwriting discounts and offering expenses. As a result, the Company has raised aggregate gross proceeds of approximately US$9.43 million in the IPO, including the full exercise of the Over-Allotment Option, prior to deducting underwriting discounts and offering expenses payable by the Company.

The Company issued a press release announcing the issuance and sale of the Over-Allotment ADSs on January 14, 2025. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K (including the exhibit) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing yip food holdings Group Limited

By:	/s/ Xiantao Wang
Name:	Xiantao Wang
Title:	Director and Chairman of the Board

Date: January 14, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 14, 2025

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